Contact

www.linkedin.com/in/mahesh-visvanathan-1a6176 (LinkedIn)

Top Skills

Program Management
Process Improvement
Cross-functional Team Leadership

Languages

Tamil (Native or Bilingual)
Hindi (Professional Working)
French (Elementary)

Certifications

Cognitive Practitioner
Lean/Six Sigma Black Belt
IBM Agile/Design Thinking

Mahesh Visvanathan

Business Development Officer | COO Vironix Health
Atlanta Metropolitan Area

Summary

Customer focused senior executive with deep cross-cultural experience. Passionate about deep tech in healthcare, operational excellence and customer delight in delivery;
Rich experience managing operations for technology-based services businesses.
Proven track record of building high performing global cross-functional teams to create value and deliver profitable results.
Champion use of process improvement methodologies, intelligent automation, ML and AI analytics to solve problems, drive simplification, and jump start key growth initiatives.
A customer focused leader and team builder valued for steady leadership of enterprise change while creating an inclusive and diverse culture.

Specialties:

Executive leadership - Member of senior leadership teams
Growth and operational efficiency (P&L) - achieved double-digit % improvements in client service delivery and quality improvement expectations of corporate and private equity owners;
Business development - key role in successful win of largest account in company history;
Decisive Leadership - Enterprise transformation focused on portfolio optimization, go-to-market processes and continuous performance improvement using lean management & design thinking;
Global operations execution - launched and ran an overseas subsidiary
Talent development - Mentored and enabled career progression of direct and indirect reports (teams of over 600);
Strategy deployment - development of strategic plans focused on areas such as, organic growth, acquisitions/divestitures, data management (acquisition and transformation), and sales response processes;

M& A | Divestiture - integrated operations of 4 acquisitions; stood up operations units after divestitures
Data Warehousing - launched and established a delivery center of excellence to deliver big data solutions;
Strategic sourcing - led the selection and operation of vendors/partners to achieve stronger operational performance in our product development and service delivery processes;

Experience

Vironix

1 year

Business Development Executive | COO
January 2021 - Present (6 months)
Atlanta Metropolitan Area

Vironix Health is a digital health company that is committed to at-anywhere care by revolutionizing the Early Detection of Viral illnesses such as the Flu, COVID and Chronic Illnesses such as Asthma, COPD, Congestive Heart Failure. Vironix has developed a novel machine-learned surveillance technology that provides real-time, remote monitoring and detection of health deterioration. Vironix is playing a vital role in re-opening global economies, reducing infection spread, protecting healthcare workers, and lowering costs while improving health outcomes.

Vironix currently has early detection and remote monitoring API products for Covid-19, Influenza, COPD, Asthma, Heart Failure, & Sepsis.

Strategic Advisor
July 2020 - January 2021 (7 months)

SVN Med

Angel Investor
June 2020 - Present (1 year 1 month)

Anthem, Inc.

Vice President Operations & Digital Transformation
January 2020 - December 2020 (1 year)

IBM

SVP, Client Services & Business Transformation

January 2017 - December 2019 (3 years)
Ann Arbor

• Led the transformation of operations across all Truven Health Analytics business segments and functional units to achieve operational excellence during the transition from private equity ownership to IBM
• Built a transformation and operations integration team that was responsible for generating profitable growth through operational efficiency, and effective integration of our operations and solutions across multiple business segments.
• Designed and implemented optimal execution plans to increase speed to market of new offerings (30% faster), while uncovering and pursuing opportunities for improvement in daily operations (reduction in errors by 50%) to achieve net operating margin improvement of 6%
• As a member of the executive leadership team, supported the development and deployment of strategic go to market initiatives that guided global growth plans

Truven Health Analytics
Senior Vice President, Operations & Business Development
January 2013 - December 2016 (4 years)

• Managed the divestiture of data analytics operations from Thomson Reuters
• Launched and ran an offshore subsidiary generating significant annual savings
• Led Executive steering committee on implementation of a variety of operational and strategic initiatives generating over $20M in revenue at over 60% margin.

Thomson Reuters
VP, Operations
2007 - 2012 (5 years)

• Integrated operational functions of four data analytics companies post-acquisition and conducted technology evaluation and risk assessment.
• Worked across all organizational levels to determine ways to generate new sources of data and analytics revenue, achieving a margin improvement of over 20%.
• Spearheaded development of a global sourcing model for business operations, finance and software development units by forging a successful partnership with global software delivery organizations

Thomson Reuters

4 years

Director - Technology Operations
2004 - 2006 (2 years)

Serve as the Business Unit Advocate – Technology Operations in the consolidated global technology team.
Manage projects for the implementation of data center and network services.
Serve as Liaison between SBUs within the TSH division and the consolidated TSH Data Center with operations in North America and Europe.
Contribute to the definition and communication of an organizational development process to map out transitions of staff from a distributed to a shared services model as part of the Data Center consolidation initiative.

Leader, Installation Services
2002 - 2004 (2 years)
Ann Arbor, Michigan

Played the role of technical evangelist while assisting sales team in pre-sales efforts by defining collaborative solutions; addressed deployment issues such as technical architecture, scalability, security and fail-over strategy in support of a $125M revenue base.
• Served as Technical Liaison with one of the largest health plan organizations in the US.
• Worked across boundaries to manage and nurture a team of technical installation consultants.

Oracle
Technical Solutions Architect
2000 - 2002 (2 years)
Charlotte, NC and Dublin, Ireland

•Part of the startup Eontec Ltd's core architecture team in the development of a pioneering Enterprise Java Bean CRM solution.
•Supported Eontec’s US business development team and built out US operational footprint
•Part of an international team of developers in the development and implementation of a web based e-teller/CRM application for the banking industry

GE, IBM, Ford, Kmart, Medstat
Information Technology Consultant
1990 - 2000 (10 years)
Various global locations

Education

University of Michigan - Stephen M. Ross School of Business

MBA

Birla Institute of Technology and Science, Pilani

MSc(Tech)

SSA - Six Sigma Academy

Lean Six Sigma Black Belt, Process Excellence